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EXHIBIT 19.1

To Our Shareholders:

     The comparative results of operations of Chicago Rivet & Machine Co. for the first quarter of 2000 and 1999 are summarized below. Revenues for the first quarter, while still very strong, fell short of the record levels posted during the first quarter of 1999. Net sales and lease revenues amounted to $12,435,736 in the first quarter of 2000, compared to $12,517,480 during the first quarter of 1999. Revenues within the fastener segment increased 1.8% compared with the first quarter of 1999 and amounted to $9,914,464. However, demand for products within the assembly equipment segment continued to be soft, and first quarter revenues within that segment of our operations amounted to $2,521,272, a decline of approximately 9.3% compared to the first quarter of 1999.
     Net income amounted to $921,435 or $.81 per share on 1,138,096 average shares outstanding during the first quarter of 2000. These results, while certainly very respectable, fell short of the outstanding results reported for the first quarter of 1999. Earnings were impacted by a number of factors. The softness in our assembly equipment segment was a significant factor, as margins in that segment have historically been greater than those in the fastener segment. In addition, the cost of health insurance benefits increased approximately $90,000 during the quarter, depreciation expense increased approximately $41,000, and wage levels are approximately 3% higher than one year ago. A more significant factor was an increase of approximately $258,000 in selling and administrative expenses, due primarily to expenses in connection with final stages of implementation of the new information management systems and, to a lesser extent, professional fees and expenses associated with the recently completed "Dutch auction" tender offer. We do not anticipate that selling and administrative expenses will return to normal levels until the third quarter.
     As previously reported, the tender offer was successfully completed in April. A total of 159,564 shares were tendered at a price of $23.00 per share. Funding for the repurchase was provided through additional borrowing. The tender offer provided significant liquidity, at a premium over the market price that prevailed prior to the offer, for those shareholders choosing to tender shares. Shareholders electing not to tender, have a proportionately larger stake in the Company and, in the long term, the results of the offer should be accretive to earnings per share.
     Overall, market conditions continue to be somewhat softer than one year ago and we do not foresee the situation changing in the short term. Efforts to increase market share continue unabated as do efforts to improve profitability through cost control measures. The Company's financial condition continues to be sound and we expect that 2000 will be a successful year.



                               Respectfully yours,


               John A. Morrissey                  John C. Osterman
                   Chairman                           President
May 5, 2000

     The foregoing discussion is only intended to provide highlights of operations for the periods covered. Additional information is contained in our Form 10-Q, which will be filed with the SEC and is available to shareholders upon request from the





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Company, or via the internet through the SEC's EDGAR database. This discussion contains certain "forward-looking statements" which are inherently subject to risks and uncertainties that may cause actual events to differ materially from those discussed herein. Factors which may cause such differences in events include, among other things, fluctuations in general economic conditions, consumer demand, the gain or loss of a key customer, and the price and availability of the Company's primary raw materials. Therefore, readers are cautioned not to place undue reliance upon such forward-looking statements.



                           CHICAGO RIVET & MACHINE CO.
                  Summary of Consolidated Results of Operations
                      For the Three Months Ended March 31,

                                                  2000             1999
                                                  ----             ----

Net sales and lease revenue...........         $12,435,736      $12,517,480
Income before taxes ..................           1,412,435        1,740,460
Income after taxes ...................             921,435        1,152,460
Net income per share .................                 .81             1.00
Average shares outstanding ...........           1,138,096        1,153,496






                     (All figures subject to year end audit)








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